Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 4/1/2009

NO ACT

DC

April 1, 2009

Received SEC
APR 01 2009
Washington, DC 20549

09011571

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: East Isles Reinsurance Ltd.
Incoming letter dated March 27, 2009

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that the offering and issuance of Membership Interests does not constitute the offer or sale of a security as defined in Section 2(a)(1) of the Securities Act of 1933, East Isles Reinsurance Ltd. offers and sells the Membership Interests without registration under the Securities Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2009

Mail Stop 3010

Gerald J. Hayes
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

Re: East Isles Reinsurance Ltd.

Dear Mr. Hayes:

In regard to your letter of March 27, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BAKER & McKENZIE

Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036, USA

Tel: +1 212 626 4100
Fax: +1 212 310 1600
www.bakernet.com

March 27, 2009

Gerald J. Hayes
Tel: +1 212 891 3530
Gerald.J.Hayes@bakernet.com

1933 Act/§2(a)(1)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cfletters@sec.gov

Re: East Isles Reinsurance Ltd.

Dear Sir/Madam:

We act as special counsel for East Isles Reinsurance Ltd. (the "Company"), a Bermuda insurance company. We request the concurrence of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that the offering of membership interests ("Membership Interests") by the Company to Member Insureds (as defined herein) does not involve the offer and sale of a "security" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and its assurance that it would not recommend to the Commission that any enforcement action be taken with respect to the offering of such Membership Interests in the manner indicated below without registration thereof under the 1933 Act.

I. Structure of the Company

A. General

The Company is an exempted limited liability company licensed as an insurer and registered under the Segregated Accounts Companies Act 2000 of Bermuda (the "Bermuda Act"). All of the common stock of the Company will be held by W. R. Berkley Corporation ("WRBC") or a direct or indirect subsidiary of WRBC. Founded in 1967, WRBC is publicly traded insurance holding company that is among the largest commercial lines writers in the United States and operates in five segments of the property casualty insurance business: specialty insurance, regional property casualty insurance, alternative markets, reinsurance, and international. All voting rights are held by the common stockholders.

As a Bermuda insurer, the Company is subject to regulation by the Bermuda Monetary Authority, which must approve the Company's business plan and any changes to the business plan. The Company must file an annual audited statutory financial return, maintain strict minimum solvency margins and otherwise comply with the Bermuda Act, the Insurance Act 1978, the Companies Act 1981 and other applicable statutes and regulations. The Bermuda Monetary Authority has already approved the Company's business plan.

B. Description of Business

While the Company has not yet commenced business, it expects to write commercial casualty business, including workers' compensation, auto liability, auto physical damage, general liability, and property insurance on either a direct basis or reinsurance basis. The business of the Company will consist of either the reinsurance of insurance policies written by licensed insurance carriers, including insurance carriers affiliated with WRBC, or insurance policies written on a direct basis by the Company, where such direct writings can be done in compliance with local insurance regulations.

C. Segregated Account Insurance Programs

The Company's business will be written through insurance programs that qualify as segregated accounts under the Bermuda Act. Each segregated account is referred to as a Policyholder Insurance Program. The resources allocable to any one Policyholder Insurance Program will only be able to be used to pay claims and expenses relating to such Policyholder Insurance Program. The Company expects the vast majority of its business will be written through Policyholder Insurance Programs involving related or unrelated insureds or reinsureds who will provide non-premium funding to the Company for use in operating the business written through such Policyholder Insurance Programs.

The purpose of this letter is to address the Policyholder Insurance Programs where all the participating parties are direct insureds of the Company or indirect insureds whose policies are reinsured by the issuing carrier with the Company ("Reinsureds", and together with the direct insureds, the "policyholders").

D. Membership Interests

The participants[1] in the Policyholder Insurance Programs (the "Member Insureds") will be required to enter into, with the Company, a standard form of Segregated Account Program Agreement (the "Program Agreement"), which is described in detail below. The Program Agreement requires that each Member Insured will be required to purchase an insurance policy, either directly from the Company or from a licensed insurance carrier that cedes the Member Insured's risk in whole or in part to the Company, with respect to a particular Policyholder Insurance Program. The Membership Interests consist of the rights and benefits that the Member Insured receives by participating as a policyholder in a Policyholder Insurance Program, which rights and benefits consist of its opportunity to reduce its insurance costs by sharing in the risks insured. The Company's and the Member Insured's obligations with respect to such benefits are contained in the Program Agreement, but there can be no Membership Interest without such required purchase of an insurance policy. The Member Insured will also be required to make an initial non-premium payment and will be contingently liable for further non-premium payments, which payments will be refunded, without interest, gain or profit, if not needed by the Company to pay losses and expenses, including taxes.

The Company will not be marketing or selling Membership Interests that are separate from the Member Insured status. Rather, the Company will be selling insurance policies directly to the Member Insureds or indirectly through policies issued by United States licensed insurers to the Member Insureds and reinsured by the Company. Those entities that become policyholders automatically have Membership Interests; those entities that do not become policyholders do not have Membership Interests. The Membership Interests have no value apart from the policies. It is expected that entities will participate because they wish to reduce their overall insurance costs, since premiums not needed to pay losses and expenses of such Member Insureds' Policyholder Insurance Program will be returned to the policyholders of such Program in the form of policyholder distributions.

Member Insureds must make the required premium and non-premium payments and become contingently liable for additional, though limited, non-premium payments, all as set forth in the Program Agreement as described in detail below.

[1] No individuals will be policyholders or participants in the Policyholder Insurance Programs, whether directly or indirectly.

E. Segregated Account Program Agreement

The key provisions of the Program Agreement are as follows:

1. Policyholder Insurance Program. The Company and the Member Insureds agree to establish the Policyholder Insurance Program and agree that the Policyholder Insurance Program is intended to qualify as a segregated account under the Bermuda Act. The parties also agree on the nature and availability of the resources to pay claims, expenses and other charges relating to the Policyholder Insurance Program and that, absent a specific agreement to the contrary,[2] such resources may not used to pay claims, expenses or other charges relating to any other insurance program or the general account of the Company nor may the resources allocable to any other insurance program or the general account of the Company be called upon to pay claims, expenses or other charges of the Policyholder Insurance Program. The Program Agreement provides for the parties' obligations to each other with respect to the Policyholder Insurance Program and effectively creates the Membership Interests received by the Member Insureds when they comply with their obligation to be a policyholder of the Company.

2. Administration of the Policyholder Insurance Program. The Member Insureds agree to the payment of administrative fees, record-keeping requirements of the Company and to cooperate with and assist the Company in the collection of information necessary for underwriting decisions.

3. Insurance. The Member Insureds agree to purchase insurance directly from the Company or from a licensed insurance carrier that cedes the Member Insured's risk, in whole or in part, to the Company. It is expected that most, but not all, Member Insureds will be Reinsureds of the Company. The premiums paid by each Member Insured, whether paid directly to the Company or to a ceding insurer, will be calculated with the assistance of actuaries pursuant to a formula that takes into consideration the projected loss experience of such Member Insured as

[2] While rare, there has been at least one circumstance in companies with segregated account structures where the member insureds of two different segregated accounts have agreed to share risk, on a limited basis, between the two segregated accounts. In such circumstances, claims under policies issued with respect to one segregated account are partially paid by the resources of a second segregated account, usually in exchange for an agreement that claims under policies issued with respect to the second segregated account may also be partially paid from resources of the first segregated account. These arrangements are very similar to the purchase of reinsurance by insurance companies, in that that they allow for an increased spread of risk and are intended to further reduce the overall cost of insurance. At present, it is not known whether any prospective member insureds would agree to share risks between segregated accounts.

well as the projected loss experience of all Member Insureds of the particular Policyholder Insurance Program.

4. Non-Premium Funding. Under the Bermuda Act, the capital invested by the common stockholder, WRBC or its direct or indirect subsidiary, will not be available to pay claims or expenses relating to the Policyholder Insurance Programs. As a result, each Member Insured will make an initial non-premium payment with respect to its Policyholder Insurance Program in an amount that is calculated by reference to a component of each such Member Insured's premium calculation. The initial non-premium payment shall be in a form, whether cash, letter of credit or otherwise, acceptable to the Bermuda regulators. Each Member Insured will also be contingently liable for additional non-premium payments, also calculated pursuant to a formula that is based on its premium payment, if needed by the Company to pay claims, expenses and other charges relating to such Member Insured's Policyholder Insurance Program. The initial and contingent non-premium payments will be made directly to the Company, regardless of whether a Member Insured's premium payments are made directly to the Company. The Company's obligation to repay any non-premium payments with respect to a Policyholder Insurance Program is subordinate to the Company's obligation to pay claims, expenses and other charges with respect to such Policyholder Insurance Program and will not arise unless and until the Member Insured withdraws as such from the Company or the Member Insured's Policyholder Insurance Program is terminated. The repayment of any non-premium payments will be without interest, gain or profit. There are no circumstances under which a Member Insured will receive a return of its non-premium payments in an amount that exceeds the non-premium payments it has made.

5. Financial Matters. The Member Insureds have no interest, as a result of their status as a Member Insured, in any funds held by the Company in its general account or with respect to the Policyholder Insurance Programs, except that a Member Insured may have an interest in non-premium amounts paid to the Company with respect to such Member Insured's Policyholder Insurance Program, but that interest is subordinate, as noted above, to the Company's obligations to pay claims, expenses and any other charges out of such Policyholder Insurance Program. The Member Insureds also have an interest, in their capacity as insureds and Reinsureds of the Company, in policyholder distributions if and when declared by the Board of Directors of the Company from the policyholder surplus established with respect to such Member Insured's Policyholder Insurance Program. The Company will be investing the premiums and non-premiums amounts it receives. The net earnings and profits of a Policyholder Insurance Program, including both underwriting and investment income, will be allocated by the Company to the policyholders' surplus

for such Policyholder Insurance Program. A Member Insured will not be eligible to share in policyholder distributions with respect to any period in which it was not an insured or Reinsured of the Company. The declaration of policyholder distributions is wholly within the discretion of the Board, although the Board would be prohibited from declaring distributions if the payment of such distributions would cause the Company to fail to meet minimum solvency margins established by the Bermuda regulators. As a result, the frequency and timing of distributions cannot be predicted.

6. Transferability of Interests. The transfer or assignment of any rights or interests by the Member Insured in the Membership Interests is prohibited, except in the event a Member Insured is merged, consolidated or substantially all of its assets are sold to another company and the Company's Board of Directors, in its discretion, permits the transfer of such rights and interests to the successor of such Member Insured. Nevertheless, the Membership Interests cannot be transferred independent of the policyholder relationship and a Member Insured's status as a Member Insured shall be terminated automatically and immediately if the Member Insured ceases to be a policyholder with respect to such Policyholder Insurance Program. No certificate or other evidence of indebtedness will be issued to the Member Insured evidencing its participation in the Company. If the Company's Board of Directors, in its discretion, permits the transfer of such Membership Interests, the successor to the Member Insured must itself become a Member Insured, execute the Program Agreement and assume all the obligations of its predecessor.

7. Termination. A Policyholder Insurance Program may be terminated, with or without cause, by either the Company or the Member Insureds representing a majority of the annual premiums for such Policyholder Insurance Program. Upon termination of a Policyholder Insurance Program, the Company will cease issuing new policies but will remain liable for its obligations under policies previously issued with respect to such Policyholder Insurance Program in accordance with the terms of such policies and each Member Insured will remain liable for its financial obligations under the Program Agreement. The former participants would receive a repayment of any non-premium amounts previously paid, but only to the extent the Company determines that such amounts were not used and will not be needed by the Policyholder Insurance Program to pay claims, expenses or other charges relating to the years for which each such former participant was a Member Insured. The remaining amounts held by the Company, after all liabilities have been satisfied, will be distributed to the Member Insureds as a policyholder distribution. Each Member Insured will remain liable for its share of any and all tax payments that may be due from the Company attributable to such

Policyholder Insurance Program and each Member Insured will also be entitled to receive its share of any and all tax refunds paid to the Company attributable to such Policyholder Insurance Program. Member Insured status for a Member Insured may be terminated, with or without cause, with respect to a Policyholder Insurance Program by either the Company or such Member Insured, in circumstances where the Policyholder Insurance Program would not be terminated. For example, the Member Insured's status as a Member Insured shall be terminated automatically and immediately if the Member Insured is wound up or dissolved or ceases to be a policyholder with respect to such Policyholder Insurance Program. Upon termination of a Member Insured's status as a Member Insured, the Company will cease issuing new policies to such former participant but will remain liable for its obligations under the policies previously issued in accordance with the terms of such policies and such former participant will remain liable for its financial obligations under the Program Agreement. The former participant would receive a repayment of any non-premium amounts previously paid, but only to the extent the Company determines that such amounts were not used and will not be needed by the Policyholder Insurance Program to pay claims, expenses or other charges relating to the years for which the former participant was a Member Insured. The former participant will remain liable for its share of any and all tax payments that may be due from the Company attributable to such Policyholder Insurance Program and such former participant will also be entitled to receive its share of any and all tax refunds paid to the Company attributable to such Policyholder Insurance Program.

8. Other Provisions. The Program Agreement also contains provisions relating to the allocation of tax liabilities, indemnification of the Company and its directors and officers and dispute resolution.

II. Legal Discussion

We are of the opinion that, under the foregoing circumstances, the Membership Interests in the Company do not constitute "securities" within the meaning of Section 2 (a) (1) of the 1933 Act. Section 2(a)(1) defines a "security" as:

> any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim

> certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

The Membership Interests do not bear a label sufficient by itself to qualify as a security within the above definition, nor do they possess the significant characteristics typically associated with stock that would lead a participant justifiably to assume that the federal securities laws apply.

The Membership Interests are based on the Member Insured's status as a policyholder of the Company. While the obligations of the parties with respect to such Membership Interests are set forth in the Program Agreement, a Member Insured will not be eligible to share in policyholder distributions with respect to any period in which it was not an insured or Reinsured of the Company. Under Section 3(a)(8) of the 1933 Act, insurance policies are exempt from the registration requirements if issued by a corporation subject to the supervision of an insurance commission of a state of the United States. The fact that the exemption does not apply to non-admitted insurance companies does not appear to be pertinent, since it was never intended, even without Section 3(a)(8), that insurance policies be treated as securities. "Congress specifically stated that "insurance policies are not to be regarded as securities subject to the provisions of the act," H. R. Rep. No. 85, 73d Cong., 1st Sess., 15 (1933), and the exemption from registration for insurance policies was clearly supererogation." *Tcherepnin v. Knight*, 389 U.S. 322, 342 n.30 (1967). The Division of Corporation Finance has previously agreed not to recommend enforcement action in circumstances where the insurance relationship is indirect, i.e., through reinsurance,[3] and in circumstances where the insurance company providing the membership interests was not regulated by a state of the United States.[4]

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[3] SUBWAY Owners' Mutual Insurance Company, September 28, 1992 ("SUBWAY Owners"); KFC Mutual Insurance Limited, June 29, 1988 ("KFC Mutual"); American Bankers Professional & Fidelity Insurance Co Ltd., May 26, 1987 ("American Bankers"); HUTCO Insurance Limited, May 19, 1981 ("HUTCO Insurance"); Nat'l. Electrical Contractor's Ass'n., March 12, 1981 ("NECA Insurance"); Medical Device Mutual Assurance & Reinsurance Co., Ltd., January 29, 1979 ("Medmarc Mutual").

[4] Alternative Re Holdings Limited, Sep. 9, 1998 ("Alternative Re") (where the insurer was domiciled and subject to regulation in Bermuda); KFC Mutual (Bermuda); Refuse Insurance Mutual Liability Limited, June 25, 1987 ("Refuse Insurance") (Bermuda); American Bankers (Bermuda); First Monetary Mutual limited, February 25, 1987 ("First Monetary") (Bermuda); Energy Insurance Mutual Ltd, July 16, 1986 ("Energy Insurance") (Barbados); Casual Excess Assurance Ltd., April 28, 1986 ("Casualty Excess") (Bermuda); Health Associations Mutual Insurance Company Ltd., October 21, 1981 ("Health Associations") (Bermuda); HUTCO Insurance (Bermuda); NECA Insurance (Bermuda); Nuclear Electric Insurance Limited, January 28, 1980 ("Nuclear Electric") (Bermuda);

In addition, the economic substance of the Membership Interests do not justify their characterization as an investment contract, an instrument commonly known as a security or a note or evidence of indebtedness within the meaning of this definition.

A. The Member Insureds' Interests Do Not Have the Usual Characteristics of Stock

The Membership Interests must "possess some of the significant characteristics typically associated with" stock in order to be classified as a "security." *Landreth Timber Co. v. Landreth*, 471 U.S. 681, 686, 105 S.Ct. 2297, 2306 (1985) (citing *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 851, 95 S.Ct. 2051, 2060 (1975)). In *Landreth*, the Supreme Court set forth the typical characteristics of common stock as (i) the right to receive dividends contingent upon an apportionment of profits; (ii) negotiability; (iii) the ability to be pledged or hypothecated; (iv) the conferring of voting rights in proportion to the number of shares owned; and (v) the capacity to appreciate in value. *Id.*

The Member Insureds' interests do not possess the typical attributes of stock. Each characteristic is addressed individually below.

1. <u>No Dividend Rights.</u> There is no right to receive dividends contingent upon an apportionment of profits. Profits of the Company attributable to a particular Policyholder Insurance Program, as noted above, will be allocated to the policyholder surplus held by the Company with respect to such Policyholder Insurance Program. The Members Insureds would be entitled to share in policyholder distributions, or good experience returns, when and if declared by the Company's Board of Directors. Such distributions, however, would be in the nature of a reduction in insurance expense, and would not have the characteristics of a dividend. For example, the Company expects to treat such payments to its Member Insureds as tax deductible expenses, unlike the treatment accorded a dividend. Further, a Member Insured will not be eligible to share in policyholder distributions with respect to any period after it ceases to purchase insurance, directly or indirectly, from the Company. In this respect, the Company operates each Policyholder Insurance Program much like a mutual insurance company, where the Division of Corporation Finance has previously recognized that the interests held by

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Medmarc Mutual (Bermuda); Ad Hoc Committee on Nuclear Insurance, October 27, 1971 ("Nuclear Mutual") (Bermuda).

policyholders are not securities.[5]

2. No Negotiability. The Program Agreement will prohibit the transfer or assignment of Membership Interests, except with the consent of the Company's Board of Directors and then only if the Member Insured is merged, consolidated or substantially all of its assets are sold to another company and such successor becomes a Member Insured, executes the Program Agreement and assumes all the obligations of its predecessor. We believe that this limited transfer does not make the Membership Interests transferable in the ordinary sense of the term since the right to the Membership Interests goes with the business being insured and is not separable from the insurance being offered. As noted above, the Membership Interests cannot be transferred independent of the policyholder relationship and the Member Insured's status as a Member Insured may be terminated automatically and immediately if the Member Insured ceases to be a policyholder with respect to such Policyholder Insurance Program. In this respect, the Company's limitation on transferability of the Membership Interests is the same as that found in several circumstances in which the Division of Corporation Finance has previously agreed not to recommend enforcement action.[6]

3. No Ability to Pledge or Hypothecate. The Program Agreement will prohibit pledging or hypothecating of Membership Interests.

4. No Voting Rights. Member Insureds will have no voting rights whatsoever.

5. No Reasonable Expectation of Appreciation in Value. There is no reasonable expectation of income or appreciation in value. A Member Insured may receive a refund of part of its non-premium payments to the Company, without interest, gain or profit, provided that the Company has determined that it does not

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[5] SUBWAY Owners; KFC Mutual; Refuse Insurance; American Bankers; First Monetary; Energy Insurance; Casual Excess; Health Associations; HUTCO Insurance; NECA Insurance; Nuclear Electric; Medmarc Mutual; Nuclear Mutual.

[6] In SUBWAY Owners, the membership interests of the Member Insureds could not be transferred "except in the event the Member Insured is merged, consolidated, or substantially all of its assets are sold to another company, or in the event one or more Subway Sandwich Shops insured by the U.S. Carrier and reinsured by the Company, are sold or transferred by the Member Insured to another company or entity. In such a situation, the Board of Directors of the Company may, in its discretion, permit the transfer of the interests of the Member Insured to its successor in interest or to the transferee if such successor or transferee becomes a Member Insured of the Company." SUBWAY Owners at 7. The language in KFC Mutual, at 7, is almost identical. *See also* Refuse Insurance; American Bankers; First Monetary; Casualty Excess; Energy Insurance; Health Associations; NECA Insurance; Nuclear Electric; Medmarc Mutual; and Nuclear Mutual.

need such non-premium payments to pay losses, expenses or any other obligations of the Company. A withdrawing Member Insured would not receive any other funds from the Company as a result of its withdrawal. Member Insureds may receive good experience returns, but as noted above this would not be a 'return' on any investment. Rather, the good experience returns would be a reduction in the Member Insured's insurance expense to reflect the collective good experience of the Member Insureds with respect to such Policyholder Insurance Program. A Member Insured will not be eligible to share in policyholder distributions with respect to any period in which it did not purchase insurance, directly or indirectly, from the Company. The purpose of participating in the Company as a Member Insured is to obtain insurance at a reasonable cost, not to receive income or any return on an investment.

B. The Economic Substance of the Membership Interests Does Not Justify Their Characterization as a Security.

1. No Investment Contract. In determining the existence of an investment contract, the courts "look to 'whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others.'. . . This definition 'embodies a flexible rather than a static principle, one that is capable of adaptation to meet the countless and variable schemes devised by those who seek the use of the money of others on the promise of profits.' " *Securities and Exchange Commission v. Edwards*, 540 U.S. 389, 393 (2004), citing *Securities and Exchange Commission* v. *W. J. Howey Co.,* 328 U. S. 293, 299 (1946). The Court explained that "when we held that 'profits' must "come solely from the efforts of others,' we were speaking of the profits that investors seek on their investment, not the profits of the scheme in which they invest. We used 'profits' in the sense of income or return, to include, for example, dividends, other periodic payments, or the increased value of the investment.' " 540 U.S. at 394. In *Edwards*, the Supreme Court held that an arrangement in which a fixed rate of return, rather than a variable return, could still be an investment contract. The Court emphasized that its decision was consistent with *Howey* and with its post-*Howey* decisions interpreting *Howey.*[7]

[7] The Court did note that "*Forman*'s illustrative description of prior decisions on "profits" appears to have been mistaken for an exclusive list" by the Court in a footnote in *Reves v. Ernst & Young*, 494 U.S. 56, 68 n.4 (1990), which involved a "note. *Reves* described *Forman* as limiting *Howey's* use of "profits" to mean "capital appreciation" or "participation in earnings." The *Edwards* Court described the *Reves* Court characterization as a "misreading" of *Forman.* 540 U.S. at 396. *Reves* then declined to limit the term "profits" for purposes of determining whether the notes were securities, since *Howey* dealt with investment contracts. 494 U.S. at 68 n.4. None of the no-action letters cited in this letter limit the meaning of profits to "capital appreciation" or "participation in earnings." In addition, each

540 U.S. at 395. With respect to the Company, the Member Insureds are not making an investment, are not getting a return at all, whether fixed or variable, and have no expectation of profits. As a result, the Membership Interests are not investment contracts or securities under the economic realities test.

(a) No Investment. The Supreme Court in *Howey* defined investment as: "... the placing of capital or laying out of money in a way intended to secure income or profit from its employment." *Howey*, 328 U.S. at 298 (citing *State v. Gopher Tire & Rubber Co.*, 146 Minn. 52, 56, 177 N.W. 937, 938). The amounts paid by the Member Insured will not meet the investment test. The amount of the premiums paid by each Member Insured will be based on risk assessments determined by the Company or, if the Member Insured is a Reinsured of the Company, the premium will be determined by the insurer issuing the policy that the Company reinsures. The initial non-premium payment and contingent non-premium payments paid by each Member Insured will be based on a formula that is referred to in the premium calculation. In *Edwards*, the amount invested was determined by the investor, based on a promise to receive a fixed rate of return. With respect to the Company, the amount paid by a Member Insured cannot be varied at the discretion of the Member Insured. In each case, the amount paid will be determined based on insurance risk, not on the desirability of an investment or the expectation of a fixed or variable return, since the non-premium payments will only be returned if not needed, and then only without interest, gain or profit. The Division of Corporation Finance has previously agreed not to recommend enforcement action in several prior circumstances where the premiums were set, as here, by an insurance carrier based on its assessment of risk and where the non-premiums payments, whether characterized as reserve premiums or reserve fund contributions, were either calculated as a percentage of the underlying premiums or set at a fixed amount for each member insured.[8]

(b) No Reasonable Expectation of Profit by the Member Insureds. In *Edwards*, the Court, as noted above, emphasized that the reference to "profits" meant the profits sought by investors on their investment, not the profits of the scheme in which they invest. The Court also noted that *Forman's* examples of "profits" was not intended be an exhaustive list. In *Forman*, the Supreme Court

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such no-action letter, in referring to "profits," addresses the profits, if any, to be earned by the purchaser of insurance, not the profits to be earned by the insurer.

[8] SUBWAY Owners; KFC Mutual; American Bankers; HUTCO Insurance; NECA Insurance; Medmarc Mutual.

distinguished between cases where an investor is attracted by the prospects of a return and cases where a purchaser is motivated by a desire to use or consume the item purchased, noting that the securities laws do not apply in the latter cases. Here, the Member Insureds are motivated to purchase insurance at a reasonable cost; they do not expect a return other than in the nature of a reduction in their cost of insurance. The insurance premiums charged will be based on expected losses. The amount of the premium charged will be determined by the Company, using financial or actuarial advisors, if the policy is written directly by the Company. If the policy is reinsured by the Company, the amount of the premium will be set by a U.S. licensed carrier, which would also use the services of financial or actuarial employees or advisors. If the premiums charged and the earnings thereon are insufficient for the Company to cover all claims and expenses with respect to the particular Policyholder Insurance Program, the Member Insureds of such Policyholder Insurance Program as a group may be called upon to pay a contingent non-premium amount to provide additional funding. If the premiums charged exceed the funds needed, the Member Insureds may receive a return of premium, in the form of a policyholder distribution, with the allocation of such distribution linked to premiums paid. Much like mutual insurers, whether such distributions exceed initial premiums payments depends on whether the Company's earnings on such funds exceed the aggregate amount of losses incurred by the Company. The Member Insureds are expecting to reduce their insurance costs, not to earn an investment return. The non-premium payments, to the extent not needed to pay losses and expenses may be returned without interest, gain or profit. As a result, there are no earnings on such funds. The Division of Corporation Finance has agreed not to recommend enforcement action in similar circumstances where the member insureds could receive a return of premium payments through policyholder distributions.[9]

2. No Note or Evidence of Indebtedness. The Membership Interests are not called notes or debt and do not constitute notes or evidence of indebtedness. The Member Insureds only make two kinds of payments to the Company: premium payments (whether directly or indirectly, through the Company's reinsurance of their risks) and non-premium payments (whether initial or contingent non-premium payments). Premium payments will be used to purchase insurance and excess premiums may be returned as policyholder distributions. The premiums are clearly not loans from the Member Insureds to the Company.

[9] SUBWAY Owners; KFC Mutual; Refuse Insurance; American Bankers; First Monetary; Energy Insurance; Casual Excess; Health Associations; HUTCO Insurance; NECA Insurance; Nuclear Electric; Medmarc Mutual; Nuclear Mutual.

The non-premium payments will be contributions to the surplus of the Company with respect to a particular Policyholder Insurance Program. These non-premium payments are not notes, they are payments ancillary to the payment of the insurance premiums and are made as part of the purchase of the insurance coverage. These amounts are comparable to reserve fund contributions or reserve premiums collected from the members of a mutual insurance company to provide the surplus necessary to support the business being written. The non-premium payments are virtually identical to the reserve premium payments or reserve fund contributions required of insureds for several mutual insurers where the Division of Corporation Finance has previously recognized that the interests held by policyholders are not securities.[10]

The Supreme Court, in *Reves v. Ernst & Young*, 494 U.S. 56 (1990), used a "family resemblance" test, citing *Exchange Nat. Bank of Chicago v. Touche Ross & Co.*, 544 F.2d 1126, 1137 (2d Cir. 1976), to help determine whether a note was a security under the 1933 Act. In reviewing these factors, our opinion is that the non-premium payments do not make the Membership Interests a security.

In determining whether a payment constitutes a note or form of indebtedness, the Court looked at the parties' motivation for the transaction. If the seller wanted to raise money for its general use and the buyer was interested primarily in the profit from advancing the funds, the instrument would likely be a security. But if the note was exchanged to facilitate the purchase of a "minor asset or consumer good, to correct for the seller's cash-flow difficulties, or to advance some other commercial or consumer purpose," the note is "less sensibly described as a security." Here, the non-premium payment is made to facilitate the provision of insurance coverage, which is the reason for the participation of the Member Insured. The non-premium payment is not available for the Company's general use, but may only be used to pay claims and expenses relating to a particular Policyholder Insurance Program. The Member Insured is not interested in a profit from the non-premium payment, and there is no return earned on such payment. Part of the non-premium payment may be returned, but only upon the Member Insured's withdrawal from the Policyholder Insurance Program or termination of such program, and then only to the extent such payment was not used and will not be needed to pay claims and expenses.

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[10] SUBWAY Owners (reserve fund contributions); KFC Mutual (reserve fund contribution); Refuse Insurance (reserve fund contribution); First Monetary (reserve premium contribution); Energy Insurance (reserve premiums); Casual Excess (reserve premiums); Health Associations (reserve premium contribution); HUTCO Insurance (reserve fund contribution); Nuclear Electric (reserve premiums); Medmarc Mutual (reserve fund contribution).

The Court also looked at whether the instrument was one where there is "common trading for speculation or investment." Here, no part of the Membership Interest, including any rights relating to the payment of the non-premium amounts, can be transferred or assigned, except in the very limited circumstances referred to above.

The Supreme Court also considered the "reasonable expectations of the investing public." Here, there can be no confusion with respect to the Membership Interests or the non-premium payments. The Company will not be marketing or selling Membership Interests that are separate from the Member Insured status. Rather, the Company will be selling insurance policies directly to the Member Insureds or indirectly through policies issued by United States licensed insurers to the Member Insureds and reinsured by the Company. No party can become a Member Insured unless its risks are insured directly or indirectly by the Company through a Policyholder Insurance Program. Moreover, the non-premium payments are calculated as a percentage of the premiums, which amounts are based on the insurance risk to be underwritten by the Company, whether directly or indirectly. Only Member Insureds can make non-premium payments and such payments are only made in connection with the Company's operation of a particular Policyholder Insurance Program. Those entities that become policyholders automatically have Membership Interests; those entities that do not become policyholders do not have Membership Interests. It is expected that entities will participate because they wish to reduce their overall insurance costs, since premiums not needed to pay losses and expenses of such Member Insureds' Policyholder Insurance Program will be returned to the policyholders of such Policyholder Insurance Program in the form of policyholder distributions.

Finally, the Court considered whether a factor "such as the existence of another regulatory scheme significantly reduces the risk of the instrument, thereby rendering application of the Securities Act unnecessary." While the Membership Interests would not be regulated as a security under Bermuda law, the Company is licensed in Bermuda as an insurer and is subject to regulation by the Bermuda Monetary Authority under the Bermuda Act, the Companies Act, 1981, the Insurance Act, 1978 and other relevant Bermuda statutes and regulations. The Company's business plan and any changes to the business plan must be approved in advance by the Bermuda Monetary Authority. In addition, the Company must meet minimum capital and surplus requirements and maintain strict minimum solvency margins, which are calculated by reference to minimum ratios of premium to surplus and minimum ratios of capital and surplus to loss reserves. Bermuda also imposes restrictions on the Company's investments, both by reference to the nature of investments that can be included as relevant assets for purposes of calculating the solvency margins, but also by reference to the Company's insurance liabilities. As noted above, the Company must file an annual audited statutory financial return. In the past two decades, Bermuda has become one of the most important and prominent insurance markets in the world and has an interest, as do insurance regulators in the United States, in protecting the solvency of insurers subject to its regulation. This regulation reduces the risks associated with the Membership Interests and thus the need for application of the 1933 Act. As noted above, the Division of Corporation Finance has previously agreed not to recommend enforcement action in circumstances where a company was subject to regulation as an insurer in Bermuda.[11]

III. Conclusion

Based upon the foregoing, we are of the opinion that the offering and issuance of Membership Interests by the Company as described above does not constitute the offer or sale of a "security" within the meaning of the 1933 Act.

We would appreciate your advising us whether the staff agrees with our opinion stated above and would recommend to the Commission that no enforcement action be taken if the offer and sale were consummated as described above.

Should you desire any further information, please contact the undersigned at (212) 891-3530.

Sincerely,

Gerald J. Hayes

[11] See the no-action letters cited in footnote 3.